Filed pursuant to Rule 433 | Registration Statement Nos. 333-162219 and 333-162219-01



RBS Oil Trendpilot™ ETN (TWTI)

RBS Exchange Traded Notes

RBS

RBS ETN Details

Issuer	**The Royal Bank of Scotland plc**
Guarantor	**The Royal Bank of Scotland Group plc**
Ticker	**TWTI**
Intraday Indicative Value Ticker	**TWTI.IV**
CUSIP	**78009P127**
ISIN	**US78009P1277**
Primary Exchange	**NYSE Arca**
Maturity	**September 13, 2041**
Index	RBS Oil Trendpilot Index (USD) (Bloomberg Symbol: "TPOILUT <Index>")
Benchmark Index	RBS 12-Month Oil Total Return Index (USD) (Bloomberg Symbol: "12MOILTR <Index>")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Benchmark Index: 1.10% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to September 5, 2041, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to September 11, 2041.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnUS/TWTI*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

The RBS Oil Trendpilot™ Exchange Traded Notes (RBS ETNs) are unsecured and senior obligations of The Royal Bank of Scotland plc (RBS plc), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc (RBS Group). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS Group to pay, and are also subject to market risk.

The return on the RBS ETNs will be based on the performance of the RBS Oil Trendpilot™ Index (USD) (the "Index"), which utilizes a systematic trend-following strategy to provide exposure to either the RBS 12-Month Oil Total Return Index (USD) (the "Benchmark Index", described below) or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (the "Cash Rate"), depending on the relative performance of the Benchmark Index on a simple historical moving average basis.

RBS OIL TRENDPILOT™ INDEX METHODOLOGY

If the closing level of the Benchmark Index is **at or above** its historical 100-Index business day simple moving average for five consecutive Index business days → A positive trend is established: The Index will track the Benchmark Index

If the closing level of the Benchmark Index is **below** its historical 100-Index business day simple moving average for five consecutive Index business days → A negative trend is established: The Index will track the Cash Rate

If neither of the above conditions is satisfied, the trend of the Index will be the same as the trend of the Index on the immediately preceding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Index trend switches from positive to negative or from negative to positive, as the case may be.

ILLUSTRATION OF THE TRENDPILOT™ INDEX METHODOLOGY

Hypothetical Benchmark Index

Hypothetical 100-Index business day simple moving average

The RBS Oil Trendpilot Index will alternate between tracking the Benchmark Index and the Cash Rate, depending on the performance of the Benchmark Index relative to its 100-Index business day simple moving average (as described above).


Positive Trend:
Index tracking Benchmark Index
Negative Trend:
Index tracking Cash Rate
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index Level
Time

The above graph illustrates the operation of the Trendpilot Index Methodology. It does not reflect any actual performance of the Benchmark Index or the Trendpilot Index, and is not an indication of how either index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

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RBS 12-MONTH OIL TOTAL RETURN INDEX (USD) (THE "BENCHMARK INDEX")
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The Benchmark Index utilizes a rules-based methodology to provide exposure to a hypothetical notional investment in a series of 12 light sweet crude oil (WTI)
futures contracts that are traded on the New York Mercantile Exchange. The 12 futures contracts comprising the Benchmark Index on any given day will be the futures contract scheduled to expire in the immediately following calendar month and futures contracts scheduled to expire in each of the eleven months thereafter. The Benchmark Index is rebalanced on a monthly basis so that each of the 12 contracts is equally weighted upon each rebalancing. For more information regarding the RBS 12-Month Oil Total Return Index (USD) methodology please see the RBS Oil Trendpilot ETN pricing supplement.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The RBS ETNs and the Index do not provide exposure to spot prices of crude oil and, consequently, may not be representative of an investment that provides exposure to crude oil. The
Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets. Liquidity of the market for RBS ETNs may vary over time.
The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS
Group, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. you should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: RBS plc and RBS Group have each filed a registration statement (including a prospectus) with the U.S. Securities and Exchange
Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS
Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities
Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-3877 (toll-free).
RBS Oil Trendpilot(TM) Index (USD) and RBS 12-Month Oil Total Return Index (USD)
are the property of RBS plc. The Index and the Benchmark Index are calculated by NYSE Arca, a wholly-owned subsidiary of NYSE Euronext. The RBS ETNs, which track the Index and may track the Benchmark Index, are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and NYSE Arca makes no representation regarding the advisability of investing in the securities.

NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS
ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH
RESPECT TO THE INDEX OR BENCHMARK INDEX OR ANY DATA INCLUDED THEREIN. IN NO
EVENT SHALL NYSE ARCA HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR
CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE
POSSIBILITY OF SUCH DAMAGES.

Copyright[C] 2011 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.
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